August 16, 2022
VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Anuja A. Majmudar Karina Dorin,

Re: Hub Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 25, 2022
File No. 000-27754

Ladies and Gentlemen:

I refer to your comment letter dated August 2, 2022 addressed to Mr. David P. Yeager, Chairman and Chief Executive Officer of Hub Group, Inc. (the “Company”), and the subsequent telephone call between Ms. Dorin and our General Counsel, Tom LaFrance, regarding the due date for responding to your letter. The Company has requested an extension of the due date to complete its response. The Company confirms that it intends to submit its responses to the Staff’s comments on or before August 19, 2022.

The Company appreciates your cooperation in extending the deadline for the Company’s response. If you have any questions, please do not hesitate to contact the undersigned at 630.271.3623.

Sincerely,

/s/ Geoffrey DeMartino
Geoffrey DeMartino
Executive Vice President, Chief Financial Officer
and Treasurer

2001 Hub Group Way  |  Oak Brook, IL 60523  |  hubgroup.com